Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

August 17, 2018

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	David Edgar, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Diebold Nixdorf, Incorporated
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 6, 2018
File No. 001-04879

Ladies and gentlemen:

Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2018 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures contained in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) filed on February 28, 2018 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “2018 Form 10-Q”) filed on August 6, 2018.

Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Operations, page 53

1.
Please revise to separately disclose software revenue from services. To the extent that software revenue is less than 10% of total revenue, explain your basis for including this revenue with services rather than products. We refer you to Rule 5-03 of Regulation S-X.

Response: Below is a summary of revenue for the years ended December 31, which is also included in note 22:

Revenue summary	2017	2016	2015
	(in millions, except for %)
Services	$2,397.3	$1,726.7	$1,295.7
Software	476.6	256.3	139.1
Systems	1,735.4	1,333.3	984.5
Total	$4,609.3	$3,316.3	$2,419.3
Software as a percentage of total revenue	10.3%	7.7%	5.7%

Historically, software revenue was not significant when compared to the Company's total revenue and the timing of revenue recognition related more closely with services when compared to systems. Therefore, software revenue was combined with services revenue.

The Company acknowledges the Staff’s comment and, considering the relative significance of software revenue, in future filings, the Company will revise its consolidated statements of operations to include disaggregated disclosures from software revenue and conform the disclosure for comparable prior periods for consistency, beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 2: Revenue, page 9

2.
You disclose on page 9 that the consideration specified in the contract excludes sales incentives. Please reconcile this with your disclosure on page 12 that the transaction price includes variable consideration, which would appear to include sales incentives. Also, revise your disclosure to specify the types of variable consideration as well as how you measure obligations for returns and refunds. Refer to ASC 606-10-50-20.

Response: The Company acknowledges the Staff’s comment and will revise its revenue footnote beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018. For the Staff reference, we have included the proposed revised disclosure below:

Revenue is measured based on consideration specified in a contract with a customer and excludes ~~any sales incentives and~~ amounts collected on behalf of third parties. The amount of consideration can vary depending on discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items contained in the contract with the customer of which generally these variable consideration components represent less than one percent of revenues. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties. This consideration can include fixed and variable amounts and is determined at contract inception and updated each reporting period for any changes in circumstances. The transaction price also considers variable consideration, time value of money and the measurement of any non-cash consideration, all of which are estimated at contract inception and updated at each reporting date for any changes in circumstances. Once the variable consideration is identified, the Company estimates the amount of the variable consideration to include in the transaction price by using one of two methods, expected value (probability weighted methodology) or most likely amount (when there are only two possible outcomes). The Company chooses the method expected to better predict the amount of consideration to which it will be entitled and applies the method consistently to similar contracts. Generally, the Company applies the expected value method when assessing variable consideration including returns and refunds.

3.
Please describe for us the nature of the professional services provided that modify the intellectual property such that they are not distinct from the software. Provide us with your analysis of the factors considered in determining that the services significantly modify or customize the software and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(b).

Response: Pursuant to 606-10-25-21(b), the Company considers the customization of the intellectual property significant since the professional services integrate the commercial solution with the customer's existing infrastructure. Although the services are capable of being distinct, they are not distinct within the context of the contract. The Company concluded this fully integrated commercial solution is inseparable since its customers generally only benefit from the combined output, which includes both the intellectual property and the professional services. The Company acknowledges the Staff’s comment and will revise its revenue footnote beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018 to provide additional clarification.

4.	Please tell us whether customized software arrangements include customer acceptance provisions and how these provisions are considered when recognizing revenue.

Response: In certain circumstances, a contract with a customer that contains a software arrangement may include provisions for customer acceptance. In these cases, when or as the performance obligation is satisfied, the Company recognizes revenue and records a contract asset until customer acceptance is received. Once customer acceptance is received, the contract asset is reclassified to accounts receivable. As of June 30, 3018, contract assets related to these arrangements are minimal. In situations where the performance obligation has not been met and the Company has not received customer acceptance, no revenue is recognized. The Company acknowledges the Staff’s comment and will revise its revenue footnote beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018 to provide additional clarification.

5.
Please tell us why the standalone selling price of software licenses is typically estimated using the residual approach and how you met one of the criteria in ASC 606-10-32-34(c). To the extent you have determined the selling price for your software is highly variable; provide a comprehensive, quantitative discussion of such variability to support your conclusions.

Response: The Company considered ASC 606-10-32-34(c)(2), which provides the criteria that "the entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain)." The Company considers software as capable of being distinct, although it generally is not distinct in the context of the contract. Since the Company generally does not sell its software on a stand-alone basis there is limited history to accurately establish a stand-alone selling price. The Company does not have an established standalone selling price for its software. The Company acknowledges the Staff’s comment and will revise its revenue footnote beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018 to provide additional clarification.

6.
We note that some professional service revenues are recognized ratably and some using input measures, typically costs incurred. However, you also disclose on page 12 that you use the “as invoiced” practical expedient for performance obligations satisfied over time. Please revise to clarify which performance obligations are recognized using the “as invoiced” practical expedient.

Response: The Company acknowledges the Staff’s comment and will revise its revenue footnote beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018. For the Staff reference, we have included the proposed revised disclosure below:

The Company also applies the ‘as invoiced’ practical expedient in paragraph 606-10-55-18 related to performance obligations satisfied over time which permits the Company to recognize revenue in the amount to which it has a right to invoice the customer if that amount corresponds directly with the value to the customer of the Company’s performance completed to date. Service revenues that are recognized ratably are primarily contracts that include first and second line maintenance. Service revenues that are recognized using input measures include primarily preventative maintenance. The ‘as invoiced’ practical expedient relates to the on-demand service revenue which is generally not under contract.

General

7.
On your website you list Sudan as a country where you have banking partners and you identify Tanglewood Investments Ltd. and ISTINARA MATC as your business partners in that country. Sudan is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan, including contacts with its government, whether through subsidiaries, business partners or other direct or indirect arrangements. Also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response: During the last three fiscal years and the subsequent interim period (the “Relevant Period”), only two subsidiaries of the Company - namely, Wincor Nixdorf International GmbH (“Wincor International”) and Wincor Nixdorf Global Logistics GmbH (now Diebold Nixdorf Global Logistics GmbH) (“Global Logistics”), two German-based subsidiaries - have had business activities involving or contacts with Sudan.

In August 2016, the Company acquired Wincor International and Global Logistics as part of its larger acquisition of Wincor Nixdorf related companies. Prior to the acquisition, Wincor International and Global Logistics, as German entities, were not subject to U.S. sanctions laws, and sold German-origin automated teller machines (“ATMs”) and related products and services to customers in Sudan through two distributors, Tanglewood Investments, Ltd. (“Tanglewood”) and Istinara MATC (“Istinara”). However, in anticipation of its acquisition by the Company, Wincor International and Global Logistics ceased all sales into Sudan in June 2016. Beginning in May 2017, following the relaxation of U.S. sanctions against Sudan and the issuance of a general license by the U.S. Department of the Treasury’s Office of Foreign Assets Controls (“OFAC”) permitting sales into that country, Wincor International and Global Logistics resumed selling a limited number of German-origin ATMs and related products and services to customers in Sudan through their distributors, Tanglewood and Istinara.
During the Relevant Period, neither Wincor International nor Global Logistics sold any U.S.-controlled products or services into Sudan. Only one category of products sold by Wincor International and Global Logistics in Sudan during the Relevant Period - namely, finished ATMs - contains a U.S.-origin component; however, those finished ATMs are nevertheless not subject to U.S. export controls. Specifically, each finished ATM sold into Sudan during the Relevant Period incorporates only one U.S. origin component - namely, U.S.-origin mass market software classified under ECCN 5D992.c and valued at less than 3.5% of the total value of each ATM. That U.S.-origin software component is purchased by Wincor International in bulk for incorporation into a variety of ATMs during the manufacturing process and is not knowingly purchased for reexport to any particular destination or for any specific order. Because of the export classification of the U.S.-origin component software and its de minimus value, no export license is required to export this foreign made commodity from Germany to the Sudan. See 15 C.F.R. §742.10(a)(2), §734.4(b)(2) and (c). No other U.S.-origin products, components, or services have been sold into Sudan.
Each of the two distributors referenced above has contractually committed to complying with applicable law, including U.S. sanctions and export control laws. Further, each distributor provides up-front end-user/end-use certifications, allowing the Company's compliance team to pre-screen parties to each transaction against applicable U.S. and European Union (“EU”) sanctions and export control lists and ensure that the items are not intended for a prohibited end use.
The distributors sell to private financial institutions and retailers in Sudan. As noted above, all such parties are screened against applicable U.S. and EU sanctions and export control lists. Neither Wincor International nor Global Logistics have any direct contact with the Government of Sudan aside from paying any applicable taxes or duties.
The approximate dollar amounts of revenues, assets and liabilities associated with Wincor International and Global Logistics sales into Sudan, and as explained below, South Sudan, are as follows:

Country	Calendar Year	Approximate EUR Revenues (in millions)	Converted into Approximate USD Revenues(in millions)1)
Sudan and South Sudan	2015	€1.2	$1.4
Sudan and South Sudan	2016	€1.0	$1.0
Sudan	2017	€0.7	$0.8
Sudan	2018 YTD	€0.1	$0.1
1 EUR to USD conversion based on historical exchange rate data as of the final date of each calendar year, available on the U.S. Federal Reserve website at: https://www.federalreserve.gov/releases/h10/hist/dat00_eu.htm.
Prior to their acquisition by the Company in August 2016, Wincor International and Global Logistics did not distinguish revenue from Sudan and South Sudan, and as a result, the approximate dollar amounts for 2015 and 2016 above reflect revenues, assets and liabilities associated with both countries. During the Relevant Period, sales to Sudan and/or South Sudan represent less than 1% of each entity’s total annual revenues. We anticipate the level of total revenue associated with Sudan to increase slightly for 2018.
Wincor International and Global Logistics chose to resume sales into Sudan in May 2017 based, in part, on the U.S. government’s relaxation, and ultimately termination, of sanctions against that country. This sanctions relief was based on the U.S. government's recognition that the Government of Sudan had ceased of hostilities in conflict areas, improved humanitarian access throughout the country, and cooperated with the United States on addressing regional conflicts and the threat of terrorism. Given the above, we believe the impact of our involvement in Sudan on investor sentiment will be minimal.
***
We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at 330-490-6857.

Sincerely,

/s/ Christopher A. Chapman
Christopher A. Chapman
Chief Financial Officer
(Principal Financial Officer)